
Mail Stop 4631

October 27, 2009

via U.S. mail and facsimile

Darryl R. Halbert, CFO
CompX International Inc.
5430 LBJ Freeway, Suite 1700
Three Lincoln Centre
Dallas, Texas 75240-2697

> **RE: CompX International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 1-13905**

Dear Mr. Halbert:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies and Estimates, page 16

Goodwill and other intangible assets, page 16

1. We note that in addition to testing the Furniture Components reporting unit's goodwill for impairment at the annual testing period in the third quarter, you also tested this reporting unit's goodwill for impairment during the fourth quarter of fiscal year 2008 and the second quarter of fiscal year 2009. In future filings, please provide investors with a more specific explanation as to why you needed to test Furniture Components' goodwill for impairment at an interim date. For example, disclosure that states an interim testing was required because actual cash flows fell below estimated cash flows with an indication that future cash flows would also fall below estimated cash flows, if correct, provides investors with a better understanding as to why management was required to test goodwill for this reporting unit at an interim date.

2. To the extent that the estimated fair value of any of your reporting units does not significantly exceed the carrying value, please disclose the percentage by which fair value exceeds the carrying value as of the most recent step one testing date. For those reporting units, please also provide a more detailed discussion of the degree of uncertainty associated with the key assumptions used in the cash flow analysis. An example would be to discuss when your cash flow analysis assumes recovery from the current downturn within a defined period of time. In addition, please discuss the potential events and/or changes in circumstances specific to the reporting unit that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

3. We note your disclosure that no impairments of your long-lived assets were identified during fiscal year 2008, including the other intangible assets of your Marine Components reporting unit. We further note that you tested the assets allocated to your Marine Components reporting unit for impairment during the second quarter of fiscal year 2009. In future filings, please disclose the carrying value of the assets tested for impairment as of the most recent testing date by asset group. To the extent that undiscounted cash flows are not materially different from the carrying value, please disclose the percentage by which undiscounted cash flows exceeded the carrying value by asset group. Please note that disclosure of the carrying values the

business units/asset groups that are generating negative cash flows and are at risk for impairment should be disclosed. Otherwise, there is a concern that investors may not understand the magnitude of your material uncertainties. Please also provide investors with the specific factors that could lead to material impairment charges for each group of assets that are at-risk. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

Results of Operations, page 18

4. We note that foreign currency exchange rates positively impacted fiscal year 2009 operating income by $1.3 million, or 21%. In future filings, please provide investors with an insight as to what caused you to recognized foreign currency transaction gains in fiscal year 2008 as compared to losses recognized in fiscal year 2007. In this regard, we note your disclosure that the value of local currencies in comparison to the U.S. dollar was strengthening in both fiscal years.

5. In future filings, please quantify the extent to which changes in sales volumes and pricing changes impacted the net sales. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance. Please also quantify the impact other material factors had on net sales and the other line items comprising income (loss) from continuing operations for each period presented. For example, we note that the Security Products' net sales were impacted by lower order rates offset by sales price increases for certain products without quantification. We further note your discussion and analysis of gross margin on a consolidated basis, in which you note fiscal year 2008 gross margin was impacted by higher raw material costs, reduced fixed cost coverage from lower sales volume, and lower depreciation expense without quantification.

6. We note your discussion and analysis of raw material costs on page 20. In future filings, please enhance this disclosure to provide investors with a more detailed understanding of the variability in the costs of your most significant raw materials (i.e., coiled steel, plastic resins, zinc, and stainless steel). In this regard, we note that your raw material costs represent over half of cost of goods sold and the variability has been noted as a cause for the decline in your gross margins. Further, please

explain the extent to which the use of raw material supply arrangements impacted your operating results, as we note your statement that these arrangements allow you to stabilize raw material purchase prices to a certain extent. Refer to Items 303(A)(3)(i)-(ii) of Regulation S-K and Section 501.12.b.3-4 of the Financial Reporting Codification for guidance.

7. In future filings, please provide a more detailed analysis of the factors that impact the areas comprising your income (loss) from continuing operations at the consolidated and reportable segment level, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross margins, operating costs and expenses as a percentage of net sales, et cetera. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. For example, you note that the marine components' gross margin declined from 27% to 21% due to reduced coverage of fixed costs from lower sales volume. Given the significant impact the decline in sales volume is not only having to net sales but also to gross margin and operating income, your discussion and analysis should provide investors with greater insight as to why you have been unable to reduce the fixed costs in light of the significant decline in volume and the specific steps management intends to take to reduce these costs. In this regard, we note that the fixed costs for this reportable segment remain a significant factor to the Marine Components' operating results in the subsequent periods. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.3-4 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 23

8. In future filings, please disclose the amount of inventory for Furniture Components and Marine Components given the significant decline in sales volumes for each of these reportable segments, which could cause a material uncertainty as to the realizability of inventory for these reportable segments. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.3-4 of the Financial Reporting Codification for guidance.

Index of Financial Statements, page F-1

9. In future filings, please either file a Schedule II – Valuation and Qualifying Accounts as an exhibit and provide an audit report from your independent public accountants covering the schedule, or include the information required in your audited footnotes. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance. In this regard, we note that your allowance for doubtful accounts ending balance as of December 31, 2008 is 4.1% of accounts receivable less allowance for doubtful accounts.

Note 1 – Summary of significant accounting policies, page F-10

Inventories and cost of sales, page F-11

10. In future filings, please revise your accounting policy to state all material methods of determining costs related to your inventories, including the amounts of each major inventory category that each method relates along with any other required disclosures for the corresponding cost methods.

Goodwill and other intangible assets; amortization expense, page F-11

11. In future filings, please revise your disclosure to clarify that you assess your other intangible assets (i.e., patents and tradenames) for impairment in accordance with the guidance in SFAS 144 rather than SFAS 142 as disclosed.

Exhibits 10.1 and 10.10

12. We note the statements that some schedules, exhibits, annexes, and similar attachments have not been filed and that CompX International will furnish them supplementally to the Commission upon request. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments. Please revise in future filings.

Exhibits 31.1 and 31.2

13. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note omission of the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" in paragraph 4. We note also the inappropriate inclusion of the word "we" immediately before the word "have" in the same paragraph. File an amendment to the Form 10-K containing full Item 9A disclosure and the company's financial statements. See interpretation 246.13 in the Regulation S-K section of our "Compliance & Disclosure Interpretations" which are available on the Commission's website at www.sec.gov. Please also address these omissions in future periodic reports.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, or in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief